UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A


Under the Securities Exchange Act of 1934

(Amendment No. 1)
B.O.S. Better Online Solutions Ltd.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
M20115180
(CUSIP Number)
12/31/2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


SCHEDULE 13G/A
CUSIP No.
M20115180

1
Names of Reporting Persons

Todd M. Felte
2
Check the appropriate box if a member of a Group (see instructions)

 a[ ]
 b[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  871,100

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  871,100

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

Todd M Felte 871,100  (See note 1)
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

16.63% (See note 2)
12
Type of Reporting Person (See Instructions)

IN
(1) Includes 595,700 shares held by E.W. Felte Bene IRA;230,000 shares held by E.W. Felte Irrev Trust; 4,000 shares held by E.W. Felte Rev Trust, 26,400 shares held by Todd M. Felte, 15,000 shares held by Todd
M. Felte Roth IRA
(2) Based on 5,237,000 shares outstanding as of September 30, 2020.


Item 1.
(a)	Name of Issuer: B.O.S. Better Online Solutions, Ltd.
(b)	Address of Issuers Principal Executive Offices: 20 Freiman Street
 Rishon Lezion, 7535825, Israel
Item 2.
(a) Name of Person Filing: Todd M. Felte
(b) Address of Principal Business Office or, if None, Residence
 8655 E. Via De Ventura Suite G-175, Scottsdale, AZ 85258
(c) Citizenship:	USA
(d) Title and Class of Securities: Common Stock
(e) CUSIP No.:	M20115180
Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
 or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[X]	Broker or dealer registered under Section 15 of the Act
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E)
(f)	[_]	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the
Investment Company Act of 1940
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____


Item 4.	Ownership
(3) (a)	Amount Beneficially Owned:  (i) 595,700 shares E.W. Felte Bene IRA-
Todd M. Felte Trustee ;(ii) 230,000 shares  E.W. Felte Irrev Trust-
Todd M. Felte Trustee ; (iii) 4,000 shares E.W. Felte Rev Trust-
Todd M. Felte Trustee; (iv) 26,400 shares Todd M. Felte; (v) 15,000 shares Todd M. Felte Roth IRA

 (b)	Percent of Class:  16.63%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 871,100
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 871,100
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
 than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.-
N/A
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A
Item 8.	Identification and classification of members of the group.
N/A
Item 9.	Notice of Dissolution of Group.  N/A
Item 10.	Certifications.  N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:12/31/2021
/s/ ____________________
Name/Title   Todd M. Felte  Trustee of E.W. Felte Bene IRA, E.W. Felte Rev
Trust, and E.W. Felte Irrev. Trust
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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